PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA	Phone 781.663.6900 Fax 781.663.6052 www.perkinelmer.com

July 8, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Lynn Dicker
cc:	Ms. Tara Harkins

RE:	Response to Comment Letter dated June 30, 2022

PerkinElmer, Inc.

File No. 001-05075

Related to the filing on Form 10-K for the fiscal year ended January 2, 2022, filed on March 3, 2022 and Form 10-Q for the quarterly period ended April 3, 2022, filed on May 10, 2022

Dear Ms. Dicker:

The following is the response of PerkinElmer, Inc. (“PerkinElmer” or “Company”) to the June 30, 2022 comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“Staff”). For ease of reference, the format of this letter matches that of the Staff’s letter, with the comment of the Staff presented in italics followed by our response in standard typeset.

The Company’s response is as follows:

Form 10-Q for the quarterly period ended April 3, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.

Please discuss in future filings whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response 1:

We acknowledge the Staff’s comment, and commencing with the quarter ended July 3, 2022 filing, the Company will provide additional disclosures discussing whether supply chain disruptions or inflation have materially affected our outlook or business goals and whether these challenges have materially impacted our results of operations or capital resources. We will provide quantitative disclosures, to the extent possible, of its impact to our sales, profits and/or liquidity. We will also disclose any known trends or uncertainties resulting from mitigation efforts undertaken, if any, and whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

If you or the Staff should have additional questions or comments, please do not hesitate to contact me at 781-663-5654.

Sincerely,

/s/ JAMES MOCK

James Mock

Senior Vice President and Chief Financial Officer

cc:	Mr. Joseph Apke, Deloitte & Touche LLP